10100 Santa Monica Boulevard
                                                Seventh Floor
                                                Los Angeles, CA 90067
[K&L LOGO OMITTED]                              310.552.5000
K&L                                             Fax: 310.552.5001
KILPATRICK & LOCKHART NICHOLSON GRAHAM LLP      www.klng.com

                                                Katherine J. Blair
                                                310.552.5017
January 24, 2005                                Fax: 310.552.5001

Via Edgar

----------------------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20659
----------------------------------

Ladies and Gentlemen:

On behalf of IR BioSciences Holdings, Inc., a Delaware corporation (the "Company"), we hereby submit for filing pursuant to Rule 101(a) of Regulation S-T, the Company's Schedule TO relating to the temporary reduction of the exercise price of its warrants issued in October 2004. Please note that in connection herewith, a filing fee in the amount of $940.74 was wired to the Securities and Exchange Commission's account at Mellon Bank on January 19, 2005.

Should you have any questions or require any additional information with respect to this filing, please contact the undersigned at (310) 552-5000 or by facsimile at (310) 552-5001.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

cc:      Michael Wilhelm
         John Fermanis
         Thomas J. Poletti

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